SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No._)

Green Energy Management Services Holdings, Inc.*

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

39304E100

 (CUSIP Number)

Robert B. Thomson
Water Tech World Wide, LLC
221 Saint Ann Drive
Mandeville, Louisiana 70471
(985) 624-2572

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

  (Date of Event Which Requires Filing of This Statement)

*IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY WATER TECH WORLD WIDE, LLC. ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH WATER TECH WORLD WIDE, LLC.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39304E100

1.	NAMES OF REPORTING PERSONS

Water Tech World Wide, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

LOUISIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLO VOTING POWER

0

8.	SHARED VOTING POWER

21,373,345 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

21,373,345 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,373,345 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	See Item 6 of this Schedule 13D for more information.

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CUSIP No. 39304E100

1.	NAMES OF REPORTING PERSONS

Robert B. Thomson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLO VOTING POWER

47,453

8.	SHARED VOTING POWER

21,373,345 (1)

9.	SOLE DISPOSITIVE POWER

47,453

10.	SHARED DISPOSITIVE POWER

21,373,345 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,420,798 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

	CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.6%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	See Item 6 of this Schedule 13D for more information.

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CUSIP No. 39304E100

Item 1.	Security and Issuer.

Green Energy Management Services Holdings, Inc.’s (the "Issuer") common stock, $0.0001 par value per share (the "Common Stock").

The principal executive offices of the Issuer are located at 2251 Drusilla Lane, Suite B Baton Rouge, Louisiana 70809.

Item 2.	Identity and Background.

The Reporting Persons (as defined below) are filing this Schedule 13D because on December 31, 2012, the Issuer sold to Water Tech World Wide, LLC (“Water Tech”) (i) an 8% secured promissory note (the “Note”), (ii) a warrant (the “First Warrant”) and (iii) a second warrant (the “Second Warrant”, and together with the First Warrant, the “Warrants”), for gross proceeds of $310,000. For a detailed description of the Notes and the Warrants and the transactions contemplated in connection therewith, please see Item 6 of this Schedule 13D for more information.

(a-c,f) This Schedule 13D is being filed by Water Tech World Wide, LLC (“Water Tech”) and Dr. Robert B. Thomson (each of Water Tech and Dr. Thomson may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Water Tech is a Louisiana limited liability company. Dr. Robert B. Thomson is a United States citizen. Dr. Thomson, 63, serves as the clinical director of Chiropractic Associates of Mandeville, LA. The principal business address for each of Water Tech and Dr. Thomson is 221 Saint Ann Drive, Mandeville, Louisiana 70471.

(d) Robert B. Thomson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Water Tech may be deemed to beneficially own 21,373,345 shares of Common Stock.

As of the date hereof Dr. Thomson may be deemed to beneficially own 21,420,798 shares of Common Stock.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On December 31, 2012, the Issuer sold to Water Tech (i) Note, (ii) the First Warrant and (iii) the Second Warrant, for gross proceeds of $310,000. For a detailed description of the Notes and the Warrants and the transactions contemplated in connection therewith, please see Item 6 of this Schedule 13D for more information. Dr. Thomson is the sole managing member of Water Tech and has the sole voting and dispositive power over the shares of Common Stock underlying the Warrants owned by Water Tech.
The Reporting Persons intend to acquire the Note and the Warrants for investment purposes.

On January 31, 2013, the Board of Directors of the Issuer elected Dr. Thomson as a director of the Issuer, effective immediately, to replace the vacancy created by the resignation of Mr. William D’Angelo (as reported in the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on January 31, 2013).

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The Reporting Persons intend to evaluate their investment in the Note and the Warrants on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Note and the Warrants or Common Stock underlying the Note or the Warrants or other Common Stock of the Issuer otherwise acquired by the Reporting  Persons,  either in the open market or privately  negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, Water Tech may be deemed to be the beneficial owner of 21,373,345 shares of Common Stock underlying the Warrants, constituting 32.5% of the issued and outstanding shares of Common Stock of the Issuer, based upon 44,416,493 shares of Common Stock outstanding as of November 15, 2012, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

Water Tech has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 21,373,345 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 21,373,345 shares of Common Stock.

(a, b) As of the date hereof, Dr. Thomson may be deemed to be the beneficial owner of 21,420,798 shares of Common Stock, constituting 32.6% of the issued and outstanding shares of Common Stock of the Issuer, based upon 44,416,493 shares of Common Stock outstanding as of November 15, 2012, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

Dr. Thomson has the sole power to vote or direct the vote of 47,453 shares of Common Stock; has the shared power to vote or direct the vote of 21,373,345 shares of Common Stock; has sole power to dispose or direct the disposition of 47,453 shares of Common Stock; and has shared power to dispose or direct the disposition of 21,373,345 shares of Common Stock.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 31, 2012 (the “Effective Date”), the Issuer sold to Water Tech (i) the Note, (ii) the First Warrant and (iii) the Second Warrant, for gross proceeds of $310,000. Dr. Thomson is the sole managing member of Water Tech and has the sole voting and dispositive power over the shares of the Issuer’s common stock underlying the Warrants owned by Water Tech. The Note matures on the earlier of (i) February 28, 2013 and (ii) the date when the Issuer consummates a debt and/or equity financing (the “Financing”) resulting in gross proceeds to the Issuer of at least $310,000 (such date, the “Initial Maturity Date”) and maybe prepaid in whole or in part at any time without premium or penalty. In the event the Issuer does not repay Water Tech any outstanding principal and any accrued but unpaid interest under the Note on or before the Initial Maturity Date, the Initial Maturity Date shall be extended until the date when the Issuer consummates such Financing and repays the unpaid principal amount and interest due hereunder (the “Maturity Date”). The Issuer further agreed to make mandatory payments to Water Tech (each a “Payment” or collectively, the “Payments”) as funds are paid to and received by the Issuer under that certain Sales and User Agreement, dated as of November 2, 2010 (the “Riverbay Agreement”), entered into by and between The Riverbay Fund, Inc. (the “Riverbay”) and Green Energy Management Services, Inc., the Issuer’s wholly-owned subsidiary. The Note is secured by all of the Issuer’s rights, title and interests in any Riverbay Payments and any other accounts receivable due to the Issuer from Riverbay under the Riverbay Agreement. The Note contains customary events of default upon the occurrence of which, subject to any cure period, the full principal amount of the Note, together with any other amounts owing in respect thereof, to the date of such event of default, shall become immediately due and payable without any action on the part of Water Tech. The Issuer plans to use the net proceeds of the sale of these securities as general working capital.

The First Warrant entitles Water Tech to purchase 19,035,638 shares of Common Stock, at an exercise price of $0.001 per share. The Second Warrant entitles Water Tech to purchase to purchase 2,337,707 shares of Common Stock at an exercise price of $0.01 per share. The Warrants will be exercisable from issuance until 3 years after the Effective Date. The number of shares of Common Stock issuable upon exercise of the Warrants is subject to adjustment in the event of any change in the Common Stock, including changes by reason of stock dividends, stock splits, reclassifications, mergers, consolidations or other changes in the capitalization of Common Stock. The Warrants will be exercisable on a cashless basis any time after the issuance date, contain weighted average anti-dilution price protection and may be redeemed prior to their expiration date by the Issuer, at its sole discretion, if certain conditions set forth in the Warrants are satisfied. In addition, the terms of the First Warrant provide that upon the issuance by the Issuer of any Common Stock (subject to certain exceptions) prior to the complete exercise of the First Warrant, the First Warrant will thereafter be exercisable for the aggregate number of Warrant Shares which, when converted, are convertible into the aggregate number of shares of Common Stock equal to 30% of such aggregate number of shares of Common Stock then deemed outstanding, including upon the issuance of such warrant (the “Dilution Protection Term”). The Second Warrant is identical to the First Warrant and contains the Dilution Protection Term but with respect to 5% of the aggregate number of shares of Common Stock then deemed outstanding, including upon the issuance of such warrant.

The foregoing summary of certain terms of the Note and the Warrants, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Note, which is included as Exhibit A to this Schedule 13D, and the Warrants, which are included as Exhibits B and C to this Schedule 13D, which are all incorporated herein by reference.

In addition, on January 31, 2013, the Board of Directors of the Issuer elected Dr. Thomson as a director of the Issuer, effective immediately, to replace the vacancy created by the resignation of Mr. William D’Angelo (as reported in the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on January 31, 2013).

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Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit A: 8% secured promissory note, dated December 31, 2012, issued to Water Tech World Wide, LLC

Exhibit B: First Warrant, dated December 31, 2012, issued to Water Tech World Wide, LLC

Exhibit C: Second Warrant, dated December 31, 2012, issued to Water Tech World Wide, LLC

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Water Tech World Wide, LLC

By: /s/ Robert B. Thomson
Name: Robert B. Thomson
Title: Managing Member

/s/ Robert B. Thomson
Robert B. Thomson

February 26, 2013

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EXHIBIT A

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) IN COMPLIANCE WITH RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

8% SECURED PROMISSORY NOTE

Green Energy Management Services Holdings, Inc.

Original Issue Date: December 31, 2012	US$310,000.00

FOR VALUE RECEIVED, the undersigned, Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of Water Tech World Wide, LLC, a Louisiana limited liability company (together with its permitted successors and assigns, the “Lender”), on the earlier of (i) February 28, 2013 and (ii) the date when the Company consummates a debt and/or equity financing (the “Financing”) resulting in gross proceeds to the Company of at least $310,000 (such date, the “Initial Maturity Date”), the principal amount of Three Hundred Ten Thousand Dollars ($310,000.00) (the “Principal Amount”).  If the Company does not pay to the order of the Lender the Principal Amount on or before the Initial Maturity Date, the Initial Maturity Date shall be extended until the date when the Company consummates such Financing and repays the unpaid Principal Amount and interest due hereunder (the “Maturity Date”).

1.           The Company further promises to pay interest on the unpaid Principal Amount of this 8% Secured Promissory Note (this “Note”) at a rate per annum equal to eight percent (8%), commencing to accrue on the date hereof and payable on the Initial Maturity Date or the Maturity Date, as applicable, or earlier prepayment as provided herein.  Interest will be computed on the basis of a 360-day year of twelve 30-day months for the actual number of days elapsed.

The Company has the right at any time and from time to time to prepay in whole or in part the Principal Amount hereof, without premium or penalty, provided that the Company shall pay accrued interest on the Principal Amount so prepaid to the date of such prepayment.  Any amounts so prepaid may not be re-borrowed hereunder.

2.           (a) The Company shall make mandatory payments to the Lender (each a “Payment” or collectively, the “Payments”) as funds are paid to and received by the Company under that Sales and User Agreement, dated as of November 2, 2010 (the “Riverbay Agreement”), entered into by and between The Riverbay Fund, Inc. (the “Riverbay”) and Green Energy Management Services, Inc., the Company’s wholly-owned subsidiary.  Immediately upon, and in any event not later than five (5) business days of the Company’s receipt of all or any portion of payments due to the Company under the Riverbay Agreement (the “Riverbay Payments”), the Company shall pay to the Lender such payments received by the Company via wire transfer in immediately available funds.

(b)           The Company agrees that the Lender may instruct Riverbay to pay the Lender directly under the Riverbay Agreement.  The Company shall provide such documents and take such action as the Lender may reasonably require from time to time to ensure that the Company has the unconditional and irrevocable right to assign all payments in connection therewith to the Lender.

(c)           Notwithstanding anything to the contrary contained herein, in no event shall the payments to the Lender under this Agreement (including, but not limited to, the Payments) exceed an amount equal to (i) the Principal Amount plus (ii) the accrued but unpaid interest on the unpaid balance of the Principal Amount (collectively, the “Repayment Amount”).  The Lender agrees that the Lender’s rights under this Agreement shall immediately terminate upon the Company’s payments to the Lender, Payments received by the Lender and/or any other payments collected by the Lender under this Agreement amounting in the aggregate to the Repayment Amount.

3.             (a)      (i)      Upon the date hereof, the Company shall issue to the Lender, without further consideration, a three-year warrant to purchase 19,035,638 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $0.001 per share (subject to equitable adjustment in the event of any stock dividend, stock split, stock combination, recapitalization, reclassification, reorganization or other similar event pertaining to the Common Stock) (the “Initial Warrant”).

(ii)       Upon the date hereof, the Company shall also issue to the Lender, without further consideration, an additional three-year warrant, to purchase 2,337,707 shares of the Company’s Common Stock at an exercise price of $0.01 per share (subject to equitable adjustment in the event of any stock dividend, stock split, stock combination, recapitalization, reclassification, reorganization or other similar event pertaining to the Common Stock) (the “Second Warrant” and together with the Initial Warrant, the “Warrants”).  Each of the Initial Warrant and the Second Warrant shall be substantially in the form attached as Exhibit A to this Note (except for the exercise price of, and the number of shares underlying, each warrant).

(b)           The Lender represents and warrants to the Company that, as of the date hereof and the time of such issuance, the Lender (i) will acquire the Warrants and if exercised, the shares of Common Stock underlying the Warrants (the “Shares”), for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof; (ii) understands and acknowledges that the Warrants and the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or foreign securities laws, by reason of an exemption from the registration provisions of the Securities Act and applicable state and foreign securities laws; (iii) does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to any third person with respect to any of the Shares; (iv) understands that a limited market for the Common Stock now exists and that there may never be an active public market for the Shares; and (v) is an “accredited investor” as defined in Rule 501 of Regulation D as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act.

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(c)           The Lender understands that on August 20, 2010, the Company ceased to be a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 144(i), securities issued by a current or former shell company (such as the Securities) that otherwise meet the holding period and other requirements of Rule 144 nevertheless cannot be sold in reliance on Rule 144 until one year after the Company (i) is no longer a shell company; and (ii) has filed current “Form 10 information” (as defined in Rule 144(i)) with the SEC reflecting that it is no longer a shell company, and provided that at the time of a proposed sale pursuant to Rule 144, the Company is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports.  As a result, the restrictive legends on certificates for the securities cannot be removed except in connection with an actual sale meeting the foregoing requirements or pursuant to an effective registration statement.

(d)           Legends. The Lender understands that the certificates or other instruments representing the Warrants and the Shares shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

For U.S. Persons:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) IN COMPLIANCE WITH RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

For Non-U.S. Persons:

THESE SECURITIES REPRESENTED HEREBY WERE ISSUED IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S) PURSUANT TO REGULATION S PROMULGATED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). ACCORDINGLY, NONE OF THE SECURITIES REPRESENTED BY HEREBY HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD IN THE UNITED STATES OR, DIRECTLY OR INDIRECTLY, TO U.S. PERSONS EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN ACCORDANCE WITH THE SECURITIES ACT.

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The legend set forth above shall be removed and the Company within seven (7) Business Days shall issue a certificate without such legend to the holder of the applicable Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) the Lender and/or its broker make the necessary representations and warranties to the transfer agent for such security that it has complied with the prospectus delivery requirements in connection with a sale transaction, provided the applicable Securities are registered under the Securities Act or (ii) following a sale transaction, in connection with which such holder provides the Company with an opinion of counsel satisfactory to the Company, which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale, assignment or transfer of the applicable Securities may be made without registration under the Securities Act.

4.             In the event that (i) the Company shall fail to pay any outstanding Principal Amount on or before the Maturity Date, and such failure shall continue for a period of ten (10) days after receipt by Company of written notice by the Lender thereof; or (ii) the Company shall fail to pay any interest or any other amount under this Note when due and payable hereunder, and such failure shall continue for a period of ten (10) days after receipt by Company of written notice by the Lender thereof; or (iii) a receiver, trustee or other similar official shall be appointed over the Company or a material part of its assets and such appointment shall remain uncontested for thirty (30) days or shall not be dismissed or discharged within sixty (60) days; or (iv) the Company generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; or (v) the Company shall make a general assignment for the benefit of creditors; or (vi) the Company shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vii) an involuntary proceeding shall be commenced or filed against the Company under any bankruptcy, insolvency or similar law (domestic or foreign) and such petition shall not be dismissed within sixty (60) days after commencement or filing (each event specified in clauses (i) through (vii) above, an “Event of Default”); then, in the case of any of the events specified in clauses (iii), (iv), (v), (vi) or vii), the outstanding principal amount under this Note, together with accrued and unpaid interest thereon, and all other amounts payable by Company under this Note shall become immediately due and payable without any action on the part of the Lender, and in the case of any of the other events specified above, the Lender may by written notice to the Company declare the outstanding Principal Amount, together with accrued and unpaid interest thereon, and all other amounts payable by Company under this Note to be immediately due and payable, whereupon the same shall become immediately due and payable, and, except for the notices specified in this sentence, Company waives demand, presentment, protest, notice of protest, dishonor, notice of dishonor or any other notice of any kind.  Any notice specified in this paragraph by Lender to Company of the occurrence of a failure to pay or other default must be delivered as specified below and must clearly specify that it is a notice of default under this paragraph.

5.             (a)      To secure the full and complete payment, performance and observance of this Note and all obligations hereunder, the Company hereby pledges, assigns and grants to the Lender and its successors and assigns a security interest (the “Security Interest”) in all right, title and interest of the Company to (i) any Riverbay Payments and (ii) any other accounts receivable due to the Company from Riverbay under the Riverbay Agreement (collectively, the “Collateral”).  It being the intent of the Lender that the Security Interest in the Collateral be subordinate to the liens of any significant third-party debt financing arrangements (financings resulting in gross proceeds to the Company of at least $500,000), upon request by the Company, provided the Company is not in default hereunder, the Lender agrees to enter into a written subordination agreement in a form reasonably acceptable to the Lender and any source of such financing to reflect the foregoing.

(b)           After all of the outstanding Principal Amount and all accrued but unpaid interest has been paid in full, (i) this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued and (ii) the Security Interest shall automatically terminate. Upon the termination of this Note or performance in full by the Company of its obligations hereunder, the Company is expressly authorized to terminate the Lender’s Security Interest in the Collateral, including by promptly filing a UCC-3 termination statement and taking such other actions necessary to evidence such termination, without the signature of the Lender.

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(c)           The Company will execute on the Lender’s request any and all UCC financing statements and other instruments or documents the Lender may reasonably require to evidence the creation and/or perfection of the Security Interest granted herein.

6.             Notices, confirmations and demands hereunder shall be in writing and will be sufficient if delivered by hand, by first class mail or nationally recognized courier service postage prepaid, or by tested cable, or facsimile transmission, at the following addresses, or to such other address as the recipient shall have designated to the sender by written notice hereunder.

If to the Company:	Green Energy Management Services Holdings, Inc.
2251 Drusilla Lane, Suite B
Baton Rouge, LA 70809
Attention: Chief Executive Officer
Facsimile: 225-926-5760
Email: ron@gempowered.com

If to the Lender:	Water Tech World Wide, LLC
221 Saint Ann Drive
Mandeville, LA 70471
Attention: Robert Thomson
Facsimile: 985-624-2572
Email: to be provided

7.             No delay on the part of Lender in exercise of any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, power or remedy preclude other or further exercise thereof, or the exercise of any other right, power or remedy.  No waiver of, or consent with respect to, any provision of this Note shall in any event be effective unless the same shall be in writing and signed and delivered by Lender, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

8.             Unless otherwise agreed by the Lender and the Company, both principal and interest hereunder are payable to the Lender at its address specified above, in immediately available funds on the Maturity Date, in the lawful currency of the United States of America.  Whenever any payment to be made hereunder shall be due on a Saturday, Sunday or public or bank holiday in New York City (any other day being a “Business Day”), such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest payable.

9.             Neither the Lender nor the Company shall have the right to assign its rights and obligations under this Note without the prior written consent of the other party.

10.           Notwithstanding anything contained in this Note to the contrary, no interest shall accrue under this Note at a rate in excess of the highest applicable rate permitted by law, and the payment of any interest (including any charge or fee held by the a court to be interest) in excess of such rate shall constitute a payment of and be applied to principal.

11.           This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.  Any judicial proceeding brought to enforce this Note may only be brought in a federal or New York State court located in the County of New York, State of New York.  Each party to this Note waives any objection to jurisdiction of and venue in such courts in any action instituted hereunder and shall not assert any defense based on lack of jurisdiction of or improper venue in any such court or based upon forum non conveniens.

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12.           The Lender shall have no voting rights as the holder of this Note or the Warrants, except as required by law, including but not limited to the General Corporation Law of the State of Delaware.

13.           THIS NOTE IS NOT INTENDED TO BE A NEGOTIABLE INSTRUMENT UNDER THE UNIFORM COMMERCIAL CODE, AND THIS NOTE MAY NOT BE ASSIGNED, PLEDGED, TRANSFERRED OR HYPOTHECATED BY THE LENDER.

14.           The Lender shall have no voting rights as the holder of this Note, except as required by law.

15.           Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Lender to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the holder of this Note a new Note representing the outstanding Principal Amount.

[Signature page follows]

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The undersigned has executed this 8% Secured Promissory Note as of the date set forth above.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

By:	/s/ Ronald P. Ulfers
Name:	Ronald P. Ulfers, Jr.
Title:	President and Chief Executive Officer

Acknowledged and agreed:

WATER TECH WORLD WIDE, LLC

By:	/s/ Robert Thomson
Name:	Robert Thomson
Title:	Member

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EXHIBIT A

Form of Warrants

[See attached]

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EXHIBIT B

Warrant Certificate No. ___

NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

Effective Date: December 31, 2012	Void After: December 31, 2015

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

WARRANT TO PURCHASE COMMON STOCK

Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), for value received on December 31, 2012 (the “Effective Date”), hereby issues to Water Tech World Wide, LLC (the “Holder” or “Warrant Holder”) the Warrant (this “Warrant”) to purchase an aggregate of 19,035,638 full shares, (each such share as from time to time adjusted as hereinafter provided being a “Warrant Share” and all such shares being the “Warrant Shares”) of the Company’s Common Stock (as defined below), at the Exercise Price (as defined below), as adjusted from time to time as provided herein, on or before December 31, 2015 (the “Expiration Date”), all subject to the following terms and conditions. This Warrant has been issued in connection with and subject to the terms and conditions described in the 8% Secured Promissory Note of the Company, dated as of December 31, 2012, issued to the Holder, as the same may be amended and supplemented from time to time (the “Note”).

As used in this Warrant, (i) “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York, New York, are authorized or required by law or executive order to close; (ii) “Common Stock” means the common stock of the Company, par value $0.0001 per share, including any securities issued or issuable with respect thereto or into which or for which such shares may be exchanged for, or converted into, pursuant to any stock dividend, stock split, stock combination, recapitalization, reclassification, reorganization or other similar event; (iii) “Exercise Price” means $0.001 per full share of Common Stock, subject to adjustment as provided herein; (iv) “Trading Day” means any day on which the Common Stock is traded (or available for trading) on its principal trading market; and (v) “Affiliate” means any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a person, as such terms are used and construed in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

1.           DURATION AND EXERCISE OF WARRANTS

(a)           Exercise Period.  The Holder may exercise this Warrant in whole or in part on any Business Day on or before 5:00 P.M., Eastern Time, on the Expiration Date, at which time this Warrant shall become void and of no value.

(b)           Exercise Procedures.

(i)           While this Warrant remains outstanding and exercisable in accordance with Section 1(a), in addition to the manner set forth in Section 1(b)(ii) below, the Holder may exercise this Warrant in whole or in part at any time and from time to time by:

(A)           delivery to the Company of a duly executed copy of the Notice of Exercise attached as Exhibit A;

(B)           surrender of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder; and

(C)           payment of the then-applicable Exercise Price per full share multiplied by the number of Warrant Shares being purchased upon exercise of the Warrant (such amount, the “Aggregate Exercise Price”) made in the form of cash, or by certified check, bank draft or money order payable in lawful money of the United States of America.

(ii)           In addition to the provisions of Section 1(b)(i) above, at any time on or prior to the Expiration Date, the Holder may, in its sole discretion, exercise all or any part of the Warrant in a “cashless” or “net-issue” exercise (a “Cashless Exercise”) by delivering to the Company (1) the Notice of Exercise and (2) the original Warrant, pursuant to which the Holder shall surrender the right to receive upon exercise of this Warrant, a number of Warrant Shares having a value (as determined below) equal to the Aggregate Exercise Price, in which case, the number of Warrant Shares to be issued to the Holder upon such exercise shall be calculated using the following formula:

X           =           Y * (A - B)
       A

with:	X =	the number of Warrant Shares to be issued to the Holder

Y =	the number of Warrant Shares with respect to which the Warrant is being exercised

A =	the fair value per share of Common Stock on the date of exercise of this Warrant

B =	the then-current Exercise Price of the Warrant

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Solely for the purposes of this paragraph, “fair value” per share of Common Stock shall mean the average Closing Price (as defined below) per share of Common Stock for the twenty (20) trading days immediately preceding the date on which the Notice of Exercise is deemed to have been sent to the Company.  “Closing Price” means, for any date, the price determined by the first of the following clauses that applies:  (a) if the Common Stock is then listed or quoted on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market or any other national securities exchange, the closing price per share of the Common Stock for such date (or the nearest preceding date) on the primary eligible market or exchange on which the Common Stock is then listed or quoted; (b) if prices for the Common Stock are then quoted on the OTC Bulletin Board, the OTCQX or OTCQB (or any successors to any of the foregoing), the closing bid price per share of the Common Stock for such date (or the nearest preceding date) so quoted; or (c) if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent closing bid price per share of the Common Stock so reported.  If the Common Stock is not publicly traded as set forth above, the “fair value” per share of Common Stock shall be reasonably and in good faith determined by the Board of Directors of the Company as of the date which the Notice of Exercise is deemed to have been sent to the Company.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for such shares shall be deemed to have commenced, on the date this Warrant was originally issued.

(iii)           Upon the exercise of this Warrant in compliance with the provisions of this Section 1(b), the Company shall promptly issue and cause to be delivered to the Holder a certificate for the Warrant Shares purchased by the Holder.  Each exercise of this Warrant shall be effective immediately prior to the close of business on the date (the “Date of Exercise”) that the conditions set forth in Section 1(b) have been satisfied, as the case may be.  On the second Business Day following the date on which the Company has received each of the properly completed Notice of Exercise and the Aggregate Exercise Price in cleared funds (the “Exercise Delivery Documents”), the Company shall transmit an acknowledgment of receipt of the Exercise Delivery Documents to the Company’s transfer agent (the “Transfer Agent”). On or before the seventh Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall use its best efforts to cause its transfer agent to issue and dispatch by certified or registered mail or overnight courier (at the Holder’s cost) to the address as specified in the Notice of Exercise, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise.

(c)           Partial Exercise.  This Warrant shall be exercisable, either in its entirety or, from time to time, for part only of the number of Warrant Shares referenced by this Warrant. If this Warrant is submitted in connection with any exercise pursuant to Section 1 and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the actual number of Warrant Shares being acquired upon such an exercise, then the Company shall as soon as practicable and in no event later than seven (7) Business Days after any exercise and at its own expense, issue a new Warrant of like tenor representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.

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(d)           Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 14.

2.              ISSUANCE OF WARRANT SHARES

(a)           The Company covenants that all Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be (i) duly authorized, fully paid and non-assessable, and (ii) free from all liens, charges and security interests, with the exception of claims arising through the acts or omissions of any Holder and except as arising from applicable Federal and state securities laws.

(b)           The Company shall register this Warrant upon records to be maintained by the Company for that purpose in the name of the record holder of such Warrant from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner thereof for the purpose of any exercise thereof, any distribution to the Holder thereof and for all other purposes.

(c)           The Company will not, by amendment of its certificate of incorporation, by-laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all action necessary or appropriate in order to protect the rights of the Holder to exercise this Warrant, or against impairment of such rights.

3.           ADJUSTMENTS OF EXERCISE PRICE, NUMBER AND TYPE OF WARRANT SHARES; SHARE ISSUANCE

(a)           The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3; provided, that notwithstanding the provisions of this Section 3, the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all amounts of Common Stock that have been reserved for issue upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock.  If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially best efforts to obtain the necessary stockholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this Section 3.

(i)            Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares shall be proportionately decreased.  The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3(a)(i).

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(ii)           Reorganization, Reclassification, Consolidation, Merger or Sale.

(A)           If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that there is no “Change of Control” of the Company (as hereafter defined) and holders of Common Stock shall be entitled to receive stock, securities, or other assets or property in exchange for their Common Stock (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by this Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, registration rights) shall thereafter be applicable, in relation to any shares of stock or securities thereafter deliverable upon the exercise hereof. The Company will not effect any such Organic Change unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such Organic Change purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the then holders of a majority of the Warrants issued in the Offering executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

(B)           If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that there is a “Change of Control” of the Company (as hereafter defined) and holders of Common Stock shall be entitled to receive stock, securities, or other assets or property in exchange for their Common Stock (a “Control Change”), then, the Holder shall be required to accept the net value of the Warrant (the fair market value less the exercise price) in exchange for the cancellation of the Warrant.  Such consideration shall be paid to the Holder at the same time as the consideration from the Control Change is paid to the holders of the Company’s Common Stock.  As a condition of such Control Change, the Company shall be required to comply with subsection (C) below.  “Change of Control” shall mean (i) the acquisition by any person or group (as that term is defined in the Act and the rules promulgated thereunder), other than the Holder or its affiliates, in a single transaction or a series of transactions of 50% or more in voting power of the Common Stock of the Company; (ii) a sale of substantially all of the assets of the Company to an entity that is not a subsidiary or the Company; (iii) a merger, consolidation or reorganization involving the Company, following which the current stockholders of the Company as of the date hereof (the “Current Stockholders”) will not have voting power with respect to at least 50% of the voting securities entitled to vote generally in the election of directors of the surviving entity; or (iv) the consummation of a sale by the Current Stockholders to a third party (the “Acquiring Party”) of some or all of the shares of Common Stock held by the Current Stockholders, which sale results in the Current Stockholders having voting power with respect to less than 50% of the voting securities entitled to vote in the election of directors of the Company.

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(C)           If there is an Organic Change or a Control Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change or the Control Change, a notice stating the date on which such Organic Change or Control Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securities, cash, or other property delivered upon such Organic Change or Control Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.  The Holder is entitled to exercise this Warrant during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from an Organic Change (but not from a Control Change) shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

(b)           Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 3, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The certificate shall also set forth the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the Warrant.

(c)           Certain Events. If any event occurs as to which the other provisions of this Section 3 are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, then the Company’s Board of Directors will, in good faith, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this Section 3(c) will increase the Exercise Price or decrease the number of Warrant Shares except as otherwise determined pursuant to this Section 3.

(d)           Share Issuance.  If the Company shall issue any Common Stock (other than pursuant to Form S-8, or pursuant to the Company’s equity incentive plans) or any securities convertible into Common Stock prior to the complete exercise of this Warrant, for a consideration per share that is less than the Exercise Price that would be in effect at the time of such issue, then, and thereafter successively upon each such issuance, the Exercise Price shall be reduced to such other lower issue price.  For purposes of this adjustment, the issuance of any security or debt instrument of the Company carrying the right to convert such security or debt instrument into Common Stock or of any warrant, right or option to purchase Common Stock shall result in an adjustment to the Exercise Price upon the issuance of the above-described security, debt instrument, warrant, right, or option and again upon the issuance of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the then applicable Exercise Price. Common Stock issued or issuable by the Company for no consideration will be deemed issuable or to have been issued for $0.001 per share of Common Stock.

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(e)           Upon the issuance by the Company of any Common Stock (other than pursuant to Form S-8 or pursuant to the Company’s equity incentive plans prior to the complete exercise of this Warrant, this Warrant shall thereafter be exercisable for an aggregate number of Warrant Shares which, when converted, are convertible into the aggregate number of shares of Common Stock into which the Warrant Shares would have been convertible had they been outstanding upon the occurrence of any such event and this Warrant shall represent the right to purchase such aggregate number of Warrant Shares which when converted, equals thirty (30%) percent of such aggregate number of shares of Common Stock.

4.             TRANSFERS AND EXCHANGES OF WARRANT AND WARRANT SHARES

(a)            Registration of Transfers and Exchanges.  Subject to Section 4(c) of this Warrant, upon the Holder’s surrender of this Warrant, with a duly executed copy of the Form of Assignment attached hereto as Exhibit B, to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder, the Company shall register the transfer of all or any portion of this Warrant.  Upon such registration of transfer, the Company shall issue a new Warrant, in substantially the form of this Warrant, evidencing the acquisition rights transferred to the transferee and a new Warrant, in similar form, evidencing the remaining acquisition rights not transferred, to the Holder requesting the transfer.

(b)           Warrant Exchangeable for Different Denominations.  The Holder may exchange this Warrant for a new Warrant or Warrants, in substantially the form of this Warrant, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder, each of such new Warrants to be dated the date of such exchange and to represent the right to purchase such number of Warrant Shares as shall be designated by the Holder.  The Holder shall surrender this Warrant with duly executed instructions regarding such re-certification of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder.

(c)           Restrictions on Transfers.  This Warrant may not be transferred at any time without (i) registration under the Securities Act or (ii) an exemption from such registration and a written opinion of legal counsel addressed to the Company that the proposed transfer of the Warrant may be effected without registration under the Securities Act, which opinion will be in form and from counsel reasonably satisfactory to the Company.

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5.             MUTILATED OR MISSING WARRANT CERTIFICATE

If this Warrant is mutilated, lost, stolen or destroyed, upon request by the Holder, the Company will, at its expense, issue, in exchange for and upon cancellation of the mutilated Warrant, or in substitution for the lost, stolen or destroyed Warrant, a new Warrant, in substantially the form of this Warrant, representing the right to acquire the equivalent number of Warrant Shares; provided, that, as a prerequisite to the issuance of a substitute Warrant, the Company may require satisfactory evidence of loss, theft or destruction as well as an indemnity from the Holder of a lost, stolen or destroyed Warrant.

6.             PAYMENT OF TAXES

The Company will pay all transfer and stock issuance taxes attributable to the preparation, issuance and delivery of this Warrant and the Warrant Shares (and replacement Warrants) including, without limitation, all documentary and stamp taxes; provided, however, that the Company shall not be required to pay any tax in respect of the transfer of this Warrant, or the issuance or delivery of certificates for Warrant Shares or other securities in respect of the Warrant Shares to any person or entity other than to the Holder.

7.             FRACTIONAL WARRANT SHARES

No fractional Warrant Shares shall be issued upon exercise of this Warrant. The Company, in lieu of issuing any fractional Warrant Share, shall round down the aggregate number of Warrant Shares issuable to a Holder to the nearest whole share.

8.             NO STOCK RIGHTS AND LEGEND

No holder of this Warrant, as such, shall be entitled to vote or be deemed the holder of any other securities of the Company that may at any time be issuable on the exercise hereof, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or subscription rights or otherwise (except as provide herein).

Each certificate for Warrant Shares initially issued upon the exercise of this Warrant, and each certificate for Warrant Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.”

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9.           NOTICES

All notices, consents, waivers, and other communications under this Warrant must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, if to the registered Holder hereof; or (d) seven days after the placement of the notice into the mails (first class postage prepaid), to the Company or the Holder at the following addresses, facsimile numbers, or e-mail addresses (or to such other address, facsimile number, or e-mail address as the Holder or the Company as a party may designate by notice the other party):

If to the Company:	Green Energy Management Services Holdings, Inc.
2251 Drusilla Lane, Suite B
Baton Rouge, LA 70809
Attention: Chief Executive Officer
Facsimile: 225-926-5760
Email: ron@gempowered.com

With a copy to (which shall	Gottbetter & Partners, LLP
not constitute notice)	488 Madison Avenue, 12th Floor
New York, NY 10022
Attention: Sasha Ablovatskiy, Esq.
Facsimile: 212-400-6901
Email: sba@gottbetter.com

If to the Lender:	Water Tech World Wide, LLC
221 Saint Ann Drive
Mandeville, LA 70471
Attention: Robert Thomson
Facsimile: 985-624-2572
Email: to be provided

10.           SEVERABILITY

If a court of competent jurisdiction holds any provision of this Warrant invalid or unenforceable, the other provisions of this Warrant will remain in full force and effect. Any provision of this Warrant held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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11.           BINDING EFFECT

This Warrant shall be binding upon and inure to the sole and exclusive benefit of the Company, its successors and assigns, and the registered Holder or Holders from time to time of this Warrant and the Warrant Shares.

12.           SURVIVAL OF RIGHTS AND DUTIES

This Warrant shall terminate and be of no further force and effect on the earlier of 5:00 p.m. Eastern Time, on the Expiration Date or the date on which this Warrant has been exercised in full.

13.           GOVERNING LAW

This Warrant will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

14.           DISPUTE RESOLUTION

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Notice of Exercise giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days, submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

15.           NOTICES OF RECORD DATE

Upon (a) any establishment by the Company of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or right or option to acquire securities of the Company, or any other right, or (b) any capital reorganization, reclassification, recapitalization, merger or consolidation of the Company with or into any other corporation, any transfer of all or substantially all the assets of the Company, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, or the sale, in a single transaction, of a majority of the Company’s voting stock (whether newly issued, or from treasury, or previously issued and then outstanding, or any combination thereof), the Company shall mail to the Holder at least ten (10) Business Days, or such longer period as may be required by law, prior to the record date specified therein, a notice specifying (i) the date established as the record date for the purpose of such dividend, distribution, option or right and a description of such dividend, option or right, (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up, or sale is expected to become effective and (iii) the date, if any, fixed as to when the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, transfer, consolation, merger, dissolution, liquidation or winding up.

10

16.           RESERVATION OF SHARES

The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock for issuance upon the exercise of this Warrant, free from pre-emptive rights, such number of shares of Common Stock for which this Warrant shall from time to time be exercisable.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation.  Without limiting the generality of the foregoing, the Company covenants that it will use commercially reasonable efforts to take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and use commercially reasonable efforts to obtain all such authorizations, exemptions or consents, including but not limited to consents from the Company’s stockholders or Board of Directors or any public regulatory body, as may be necessary to enable the Company to perform its obligations under this Warrant.

17.           NO THIRD PARTY RIGHTS

This Warrant is not intended, and will not be construed, to create any rights in any parties other than the Company and the Holder, and no person or entity may assert any rights as third-party beneficiary hereunder.

[Signature page follows]

11

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first set forth above.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

By:	/s/ Ronald P. Ulfers
Name:	Ronald P. Ulfers, Jr.
Title:	President and Chief Executive Officer

12

EXHIBIT A

NOTICE OF EXERCISE

(To be executed by the Holder of Warrant if such Holder desires to exercise Warrant)

To Green Energy Management Services Holdings, Inc.:

The undersigned hereby irrevocably elects to exercise this Warrant and to purchase thereunder, ___________________ full shares of Green Energy Management Services Holdings, Inc. common stock issuable upon exercise of the Warrant and delivery of (i) $_________ (in cash as provided for in the foregoing Warrant) and any applicable taxes payable by the undersigned pursuant to such Warrant; or (ii) __________ shares of Common Stock (pursuant to a Cashless Exercise in accordance with Section 1(b)(ii) of this Warrant).

The undersigned requests that certificates for such shares be issued in the name of:

_________________________________________
(Please print name, address and social security or federal employer identification number (if applicable))
_________________________________________

_________________________________________

If the shares issuable upon this exercise of the Warrant are not all of the Warrant Shares which the Holder is entitled to acquire upon the exercise of the Warrant, the undersigned requests that a new Warrant evidencing the rights not so exercised be issued in the name of and delivered to:

_________________________________________
(Please print name, address and social security or federal employer identification number (if applicable))

_________________________________________

_________________________________________

Name of Holder (print):
(Signature):

(By:)
(Title:)
Dated:

13

EXHIBIT B

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, ___________________________________ hereby sells, assigns and transfers to each assignee set forth below all of the rights of the undersigned under the Warrant (as defined in and evidenced by the attached Warrant) to acquire the number of Warrant Shares set opposite the name of such assignee below and in and to the foregoing Warrant with respect to said acquisition rights and the shares issuable upon exercise of the Warrant:

Name of Assignee	Address	Number of Shares

If the total of the Warrant Shares are not all of the Warrant Shares evidenced by the foregoing Warrant, the undersigned requests that a new Warrant evidencing the right to acquire the Warrant Shares not so assigned be issued in the name of and delivered to the undersigned.

Name of Holder (print):
(Signature):
(By:)
(Title:)
Dated:

14

EXHIBIT C

Warrant Certificate No. ___

NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

Effective Date: December 31, 2012	Void After: December 31, 2015

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

WARRANT TO PURCHASE COMMON STOCK

Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), for value received on December 31, 2012 (the “Effective Date”), hereby issues to Water Tech World Wide, LLC (the “Holder” or “Warrant Holder”) the Warrant (this “Warrant”) to purchase an aggregate of 2,337,707 full shares, (each such share as from time to time adjusted as hereinafter provided being a “Warrant Share” and all such shares being the “Warrant Shares”) of the Company’s Common Stock (as defined below), at the Exercise Price (as defined below), as adjusted from time to time as provided herein, on or before December 31, 2015 (the “Expiration Date”), all subject to the following terms and conditions. This Warrant has been issued in connection with and subject to the terms and conditions described in the 8% Secured Promissory Note of the Company, dated as of December 31, 2012, issued to the Holder, as the same may be amended and supplemented from time to time (the “Note”).

As used in this Warrant, (i) “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York, New York, are authorized or required by law or executive order to close; (ii) “Common Stock” means the common stock of the Company, par value $0.0001 per share, including any securities issued or issuable with respect thereto or into which or for which such shares may be exchanged for, or converted into, pursuant to any stock dividend, stock split, stock combination, recapitalization, reclassification, reorganization or other similar event; (iii) “Exercise Price” means $0.01 per full share of Common Stock, subject to adjustment as provided herein; (iv) “Trading Day” means any day on which the Common Stock is traded (or available for trading) on its principal trading market; and (v) “Affiliate” means any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a person, as such terms are used and construed in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

1.             DURATION AND EXERCISE OF WARRANTS

(a)           Exercise Period.  The Holder may exercise this Warrant in whole or in part on any Business Day on or before 5:00 P.M., Eastern Time, on the Expiration Date, at which time this Warrant shall become void and of no value.

(b)           Exercise Procedures.

(i)           While this Warrant remains outstanding and exercisable in accordance with Section 1(a), in addition to the manner set forth in Section 1(b)(ii) below, the Holder may exercise this Warrant in whole or in part at any time and from time to time by:

(A)           delivery to the Company of a duly executed copy of the Notice of Exercise attached as Exhibit A;

(B)           surrender of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder; and

(C)           payment of the then-applicable Exercise Price per full share multiplied by the number of Warrant Shares being purchased upon exercise of the Warrant (such amount, the “Aggregate Exercise Price”) made in the form of cash, or by certified check, bank draft or money order payable in lawful money of the United States of America.

(ii)           In addition to the provisions of Section 1(b)(i) above, at any time on or prior to the Expiration Date, the Holder may, in its sole discretion, exercise all or any part of the Warrant in a “cashless” or “net-issue” exercise (a “Cashless Exercise”) by delivering to the Company (1) the Notice of Exercise and (2) the original Warrant, pursuant to which the Holder shall surrender the right to receive upon exercise of this Warrant, a number of Warrant Shares having a value (as determined below) equal to the Aggregate Exercise Price, in which case, the number of Warrant Shares to be issued to the Holder upon such exercise shall be calculated using the following formula:

X           =           Y * (A - B)
       A

with:	X =	the number of Warrant Shares to be issued to the Holder

Y =	the number of Warrant Shares with respect to which the Warrant is being exercised

A =	the fair value per share of Common Stock on the date of exercise of this Warrant

B =	the then-current Exercise Price of the Warrant

Solely for the purposes of this paragraph, “fair value” per share of Common Stock shall mean the average Closing Price (as defined below) per share of Common Stock for the twenty (20) trading days immediately preceding the date on which the Notice of Exercise is deemed to have been sent to the Company.  “Closing Price” means, for any date, the price determined by the first of the following clauses that applies:  (a) if the Common Stock is then listed or quoted on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market or any other national securities exchange, the closing price per share of the Common Stock for such date (or the nearest preceding date) on the primary eligible market or exchange on which the Common Stock is then listed or quoted; (b) if prices for the Common Stock are then quoted on the OTC Bulletin Board, the OTCQX or OTCQB (or any successors to any of the foregoing), the closing bid price per share of the Common Stock for such date (or the nearest preceding date) so quoted; or (c) if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent closing bid price per share of the Common Stock so reported.  If the Common Stock is not publicly traded as set forth above, the “fair value” per share of Common Stock shall be reasonably and in good faith determined by the Board of Directors of the Company as of the date which the Notice of Exercise is deemed to have been sent to the Company.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for such shares shall be deemed to have commenced, on the date this Warrant was originally issued.

(iii)           Upon the exercise of this Warrant in compliance with the provisions of this Section 1(b), the Company shall promptly issue and cause to be delivered to the Holder a certificate for the Warrant Shares purchased by the Holder.  Each exercise of this Warrant shall be effective immediately prior to the close of business on the date (the “Date of Exercise”) that the conditions set forth in Section 1(b) have been satisfied, as the case may be.  On the second Business Day following the date on which the Company has received each of the properly completed Notice of Exercise and the Aggregate Exercise Price in cleared funds (the “Exercise Delivery Documents”), the Company shall transmit an acknowledgment of receipt of the Exercise Delivery Documents to the Company’s transfer agent (the “Transfer Agent”). On or before the seventh Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall use its best efforts to cause its transfer agent to issue and dispatch by certified or registered mail or overnight courier (at the Holder’s cost) to the address as specified in the Notice of Exercise, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise.

(c)           Partial Exercise.  This Warrant shall be exercisable, either in its entirety or, from time to time, for part only of the number of Warrant Shares referenced by this Warrant. If this Warrant is submitted in connection with any exercise pursuant to Section 1 and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the actual number of Warrant Shares being acquired upon such an exercise, then the Company shall as soon as practicable and in no event later than seven (7) Business Days after any exercise and at its own expense, issue a new Warrant of like tenor representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.

(d)           Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 14.

2.             ISSUANCE OF WARRANT SHARES

(a)           The Company covenants that all Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be (i) duly authorized, fully paid and non-assessable, and (ii) free from all liens, charges and security interests, with the exception of claims arising through the acts or omissions of any Holder and except as arising from applicable Federal and state securities laws.

(b)           The Company shall register this Warrant upon records to be maintained by the Company for that purpose in the name of the record holder of such Warrant from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner thereof for the purpose of any exercise thereof, any distribution to the Holder thereof and for all other purposes.

(c)           The Company will not, by amendment of its certificate of incorporation, by-laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all action necessary or appropriate in order to protect the rights of the Holder to exercise this Warrant, or against impairment of such rights.

3.             ADJUSTMENTS OF EXERCISE PRICE, NUMBER AND TYPE OF WARRANT SHARES; SHARE ISSUANCE

(a)           The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3; provided, that notwithstanding the provisions of this Section 3, the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all amounts of Common Stock that have been reserved for issue upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock.  If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially best efforts to obtain the necessary stockholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this Section 3.

(i)            Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares shall be proportionately decreased.  The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3(a)(i).

(ii)           Reorganization, Reclassification, Consolidation, Merger or Sale.

(A)           If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that there is no “Change of Control” of the Company (as hereafter defined) and holders of Common Stock shall be entitled to receive stock, securities, or other assets or property in exchange for their Common Stock (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by this Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, registration rights) shall thereafter be applicable, in relation to any shares of stock or securities thereafter deliverable upon the exercise hereof. The Company will not effect any such Organic Change unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such Organic Change purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the then holders of a majority of the Warrants issued in the Offering executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

(B)           If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that there is a “Change of Control” of the Company (as hereafter defined) and holders of Common Stock shall be entitled to receive stock, securities, or other assets or property in exchange for their Common Stock (a “Control Change”), then, the Holder shall be required to accept the net value of the Warrant (the fair market value less the exercise price) in exchange for the cancellation of the Warrant.  Such consideration shall be paid to the Holder at the same time as the consideration from the Control Change is paid to the holders of the Company’s Common Stock.  As a condition of such Control Change, the Company shall be required to comply with subsection (C) below.  “Change of Control” shall mean (i) the acquisition by any person or group (as that term is defined in the Act and the rules promulgated thereunder), other than the Holder or its affiliates, in a single transaction or a series of transactions of 50% or more in voting power of the Common Stock of the Company; (ii) a sale of substantially all of the assets of the Company to an entity that is not a subsidiary or the Company; (iii) a merger, consolidation or reorganization involving the Company, following which the current stockholders of the Company as of the date hereof (the “Current Stockholders”) will not have voting power with respect to at least 50% of the voting securities entitled to vote generally in the election of directors of the surviving entity; or (iv) the consummation of a sale by the Current Stockholders to a third party (the “Acquiring Party”) of some or all of the shares of Common Stock held by the Current Stockholders, which sale results in the Current Stockholders having voting power with respect to less than 50% of the voting securities entitled to vote in the election of directors of the Company.

(C)           If there is an Organic Change or a Control Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change or the Control Change, a notice stating the date on which such Organic Change or Control Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securities, cash, or other property delivered upon such Organic Change or Control Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.  The Holder is entitled to exercise this Warrant during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from an Organic Change (but not from a Control Change) shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

(b)           Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 3, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The certificate shall also set forth the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the Warrant.

(c)           Certain Events. If any event occurs as to which the other provisions of this Section 3 are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, then the Company’s Board of Directors will, in good faith, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this Section 3(c) will increase the Exercise Price or decrease the number of Warrant Shares except as otherwise determined pursuant to this Section 3.

(d)           Share Issuance.  If the Company shall issue any Common Stock (other than pursuant to Form S-8, or pursuant to the Company’s equity incentive plans) or any securities convertible into Common Stock prior to the complete exercise of this Warrant, for a consideration per share that is less than the Exercise Price that would be in effect at the time of such issue, then, and thereafter successively upon each such issuance, the Exercise Price shall be reduced to such other lower issue price.  For purposes of this adjustment, the issuance of any security or debt instrument of the Company carrying the right to convert such security or debt instrument into Common Stock or of any warrant, right or option to purchase Common Stock shall result in an adjustment to the Exercise Price upon the issuance of the above-described security, debt instrument, warrant, right, or option and again upon the issuance of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the then applicable Exercise Price. Common Stock issued or issuable by the Company for no consideration will be deemed issuable or to have been issued for $0.001 per share of Common Stock.

(e)           Upon the issuance by the Company of any Common Stock (other than pursuant to Form S-8 or pursuant to the Company’s equity incentive plans prior to the complete exercise of this Warrant, this Warrant shall thereafter be exercisable for an aggregate number of Warrant Shares which, when converted, are convertible into the aggregate number of shares of Common Stock into which the Warrant Shares would have been convertible had they been outstanding upon the occurrence of any such event and this Warrant shall represent the right to purchase such aggregate number of Warrant Shares which when converted, equals five (5%) percent of such aggregate number of shares of Common Stock.

4.             TRANSFERS AND EXCHANGES OF WARRANT AND WARRANT SHARES

(a)           Registration of Transfers and Exchanges.  Subject to Section 4(c) of this Warrant, upon the Holder’s surrender of this Warrant, with a duly executed copy of the Form of Assignment attached hereto as Exhibit B, to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder, the Company shall register the transfer of all or any portion of this Warrant.  Upon such registration of transfer, the Company shall issue a new Warrant, in substantially the form of this Warrant, evidencing the acquisition rights transferred to the transferee and a new Warrant, in similar form, evidencing the remaining acquisition rights not transferred, to the Holder requesting the transfer.

(b)           Warrant Exchangeable for Different Denominations.  The Holder may exchange this Warrant for a new Warrant or Warrants, in substantially the form of this Warrant, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder, each of such new Warrants to be dated the date of such exchange and to represent the right to purchase such number of Warrant Shares as shall be designated by the Holder.  The Holder shall surrender this Warrant with duly executed instructions regarding such re-certification of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder.

(c)           Restrictions on Transfers.  This Warrant may not be transferred at any time without (i) registration under the Securities Act or (ii) an exemption from such registration and a written opinion of legal counsel addressed to the Company that the proposed transfer of the Warrant may be effected without registration under the Securities Act, which opinion will be in form and from counsel reasonably satisfactory to the Company.

5.             MUTILATED OR MISSING WARRANT CERTIFICATE

If this Warrant is mutilated, lost, stolen or destroyed, upon request by the Holder, the Company will, at its expense, issue, in exchange for and upon cancellation of the mutilated Warrant, or in substitution for the lost, stolen or destroyed Warrant, a new Warrant, in substantially the form of this Warrant, representing the right to acquire the equivalent number of Warrant Shares; provided, that, as a prerequisite to the issuance of a substitute Warrant, the Company may require satisfactory evidence of loss, theft or destruction as well as an indemnity from the Holder of a lost, stolen or destroyed Warrant.

6.             PAYMENT OF TAXES

The Company will pay all transfer and stock issuance taxes attributable to the preparation, issuance and delivery of this Warrant and the Warrant Shares (and replacement Warrants) including, without limitation, all documentary and stamp taxes; provided, however, that the Company shall not be required to pay any tax in respect of the transfer of this Warrant, or the issuance or delivery of certificates for Warrant Shares or other securities in respect of the Warrant Shares to any person or entity other than to the Holder.

7.             FRACTIONAL WARRANT SHARES

No fractional Warrant Shares shall be issued upon exercise of this Warrant. The Company, in lieu of issuing any fractional Warrant Share, shall round down the aggregate number of Warrant Shares issuable to a Holder to the nearest whole share.

8.             NO STOCK RIGHTS AND LEGEND

No holder of this Warrant, as such, shall be entitled to vote or be deemed the holder of any other securities of the Company that may at any time be issuable on the exercise hereof, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or subscription rights or otherwise (except as provide herein).

Each certificate for Warrant Shares initially issued upon the exercise of this Warrant, and each certificate for Warrant Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.”

9.             NOTICES

All notices, consents, waivers, and other communications under this Warrant must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, if to the registered Holder hereof; or (d) seven days after the placement of the notice into the mails (first class postage prepaid), to the Company or the Holder at the following addresses, facsimile numbers, or e-mail addresses (or to such other address, facsimile number, or e-mail address as the Holder or the Company as a party may designate by notice the other party):

If to the Company:	Green Energy Management Services Holdings, Inc.
2251 Drusilla Lane, Suite B
Baton Rouge, LA 70809
Attention: Chief Executive Officer
Facsimile: 225-926-5760
Email: ron@gempowered.com

With a copy to (which shall not constitute notice)	Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022
Attention: Sasha Ablovatskiy, Esq.
Facsimile: 212-400-6901
Email: sba@gottbetter.com

If to the Lender:	Water Tech World Wide, LLC
221 Saint Ann Drive
Mandeville, LA 70471
Attention: Robert Thomson
Facsimile: 985-624-2572
Email: to be provided

10.           SEVERABILITY

If a court of competent jurisdiction holds any provision of this Warrant invalid or unenforceable, the other provisions of this Warrant will remain in full force and effect. Any provision of this Warrant held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.           BINDING EFFECT

This Warrant shall be binding upon and inure to the sole and exclusive benefit of the Company, its successors and assigns, and the registered Holder or Holders from time to time of this Warrant and the Warrant Shares.

12.           SURVIVAL OF RIGHTS AND DUTIES

This Warrant shall terminate and be of no further force and effect on the earlier of 5:00 p.m. Eastern Time, on the Expiration Date or the date on which this Warrant has been exercised in full.

13.           GOVERNING LAW

This Warrant will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

14.           DISPUTE RESOLUTION

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Notice of Exercise giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days, submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

15.           NOTICES OF RECORD DATE

Upon (a) any establishment by the Company of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or right or option to acquire securities of the Company, or any other right, or (b) any capital reorganization, reclassification, recapitalization, merger or consolidation of the Company with or into any other corporation, any transfer of all or substantially all the assets of the Company, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, or the sale, in a single transaction, of a majority of the Company’s voting stock (whether newly issued, or from treasury, or previously issued and then outstanding, or any combination thereof), the Company shall mail to the Holder at least ten (10) Business Days, or such longer period as may be required by law, prior to the record date specified therein, a notice specifying (i) the date established as the record date for the purpose of such dividend, distribution, option or right and a description of such dividend, option or right, (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up, or sale is expected to become effective and (iii) the date, if any, fixed as to when the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, transfer, consolation, merger, dissolution, liquidation or winding up.

16.           RESERVATION OF SHARES

The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock for issuance upon the exercise of this Warrant, free from pre-emptive rights, such number of shares of Common Stock for which this Warrant shall from time to time be exercisable.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation.  Without limiting the generality of the foregoing, the Company covenants that it will use commercially reasonable efforts to take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and use commercially reasonable efforts to obtain all such authorizations, exemptions or consents, including but not limited to consents from the Company’s stockholders or Board of Directors or any public regulatory body, as may be necessary to enable the Company to perform its obligations under this Warrant.

17.           NO THIRD PARTY RIGHTS

This Warrant is not intended, and will not be construed, to create any rights in any parties other than the Company and the Holder, and no person or entity may assert any rights as third-party beneficiary hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first set forth above.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

By:	/s/ Ronald P. Ulfers
Name:	Ronald P. Ulfers, Jr.
Title:	President and Chief Executive Officer

EXHIBIT A

NOTICE OF EXERCISE

(To be executed by the Holder of Warrant if such Holder desires to exercise Warrant)

To Green Energy Management Services Holdings, Inc.:

The undersigned hereby irrevocably elects to exercise this Warrant and to purchase thereunder, ___________________ full shares of Green Energy Management Services Holdings, Inc. common stock issuable upon exercise of the Warrant and delivery of (i) $_________ (in cash as provided for in the foregoing Warrant) and any applicable taxes payable by the undersigned pursuant to such Warrant; or (ii) __________ shares of Common Stock (pursuant to a Cashless Exercise in accordance with Section 1(b)(ii) of this Warrant).

The undersigned requests that certificates for such shares be issued in the name of:

_________________________________________
(Please print name, address and social security or federal employer identification number (if applicable))

_________________________________________

_________________________________________

If the shares issuable upon this exercise of the Warrant are not all of the Warrant Shares which the Holder is entitled to acquire upon the exercise of the Warrant, the undersigned requests that a new Warrant evidencing the rights not so exercised be issued in the name of and delivered to:

_________________________________________
(Please print name, address and social security or federal employer identification number (if applicable))

_________________________________________

_________________________________________

Name of Holder (print):
(Signature):
(By:)
(Title:)
Dated:

EXHIBIT B

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, ___________________________________ hereby sells, assigns and transfers to each assignee set forth below all of the rights of the undersigned under the Warrant (as defined in and evidenced by the attached Warrant) to acquire the number of Warrant Shares set opposite the name of such assignee below and in and to the foregoing Warrant with respect to said acquisition rights and the shares issuable upon exercise of the Warrant:

Name of Assignee	Address	Number of Shares

If the total of the Warrant Shares are not all of the Warrant Shares evidenced by the foregoing Warrant, the undersigned requests that a new Warrant evidencing the right to acquire the Warrant Shares not so assigned be issued in the name of and delivered to the undersigned.

Name of Holder (print):
(Signature):
(By:)
(Title:)
Dated: